Exhibit 12.1

Aon Corporation and Consolidated Subsidiaries

Combined With Unconsolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges

	Three Months ended
	March 31		Years Ended December 31,
(millions except ratio)	2012	2011	2011	2010	2009	2008	2007

Income from continuing operations before income taxes and noncontrolling interests	$346	$356	$1,384	$1,059	$949	$879	$1,023

Less: Equity in earnings on less than 50% owned entities	(1)	(1)	7	10	11	5	6

Add back fixed charges:

Interest on indebtedness	59	63	245	182	122	126	138

Interest on uncertain tax positions	1	1	—	(1)	2	—	2

Portion of rents representative of interest factor	14	15	55	48	48	47	75

Income as adjusted	$419	$436	$1,677	$1,278	$1,110	$1,047	$1,232

Fixed charges:

Interest on indebtedness	$59	$63	$245	$182	$122	$126	$138

Interest on uncertain tax positions	1	1	—	(1)	2	—	2

Portion of rents representative of interest factor	14	15	55	48	48	47	75

Total fixed charges	$74	$79	$300	$229	$172	$173	$215

Ratio of earnings to fixed charges	5.7	5.5	5.6	5.6	6.5	6.1	5.7